Consent of Independent Registered Public Accounting Firm

The Board of Trustees of
Hallmark Investment Series Trust:

We consent to the reference to our firm under the headings “Financial Highlights” in the prospectus and  “Independent Registered Public Accounting Firm” in the statement of additional information and to the use of our report dated August 28, 2006 incorporated by reference.

KPMG LLP
New York, New York

October 27, 2006